Schedule F of Form SBSE-A

Page 1

Applicant Name: BNP Paribas SA
Date: 07/30/2024
NFA No.: 0247694

Section II

English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country
Agence Française Anticorruption (AFA)**		France
Anti-Money Laundering Office**		Thailand
Australian Securities and Investments Commission**		Australia
Autorité des Marchés Financiers		France
BaFin Federal Financial Supervisory Authority		Germany
Bahrain Monetary Authority		Bahrain
Bank of Spain		Spain
Bank of Portugal/Securities Market Commission		Portugal
Bangko Sentral ng Pilipinas (BSP)		Philippines
Bank Negara Malaysia (BNM)		Malaysia
Bank of Italy		Italy
Bank of Japan		Japan
Bank of Thailand (BOT)		Thailand
Banks Superintendance of Panama / National Securities Commission		Panama
Banque Centrale du Luxembourg (BCL)		Luxembourg
Bulgarian National Bank		Bulgaria
Cayman Islands Monetary Authority (CIMA)		Cayman Islands
Central Bank of Greece		Greece
Central Bank of Kenya (CBK)		Kenya
Central Bank of Quatar		Quatar
Central Bank of United Arab Emirates		United Arab Emirates
Central Bank / Unidad De Informacion Financiera		Argentina
China Banking Regulatory Commission (CBRC)		China
National Securities Market Commission (CNMV)		Spain
Commission Bancaire		France
Commission de Surveillance du Secteur Financier (CSSF)		Luxembourg
De Nederlandsche Bank (DNB)		Netherlands
Deutsche Bundesbank		Germany

Direccion General de Seguros y Fondos de Pensiones (DGS)		Spain
Financial Services Authority (FSA-UK)		United Kingdom
Financial Services Agency (FSA-Japan)		Japan
Financial Supervisory Commission (FSC)		Taiwan
Financial Supervisory Service (FSS)		South Korea
Financiere et des Assurances		France
French Prudential Supervision and Resolution Authority		France
Hong Kong Monetary Authority (HKMA)		Hong Kong
Irish Financial Services Regulatory Authority (IFSRA)		Ireland
Japan Securities Dealers Association (JDSA)		Japan
Jersey Financial Services Commission		Jersey
Financial Supervisory Authority of Norway (Kredittilsynet)		Norway
Labuan Financial Services Authority		Malaysia
National Bank of Poland		Poland
Norges Bank		Norway
Polish Financial Supervision Authority		Poland
Reserve Bank of India (RBI)		India
Saudi Central Bank (SAMA)		Saudi Arabia
Securities and Futures Commission (SFC-HK)		Hong Kong
Securities and Exchange Board of India (SEBI)		India
Securities and Futures Bureau, Financial Supervisory Commission (SFB-Taiwan)		Taiwan
Securities Commission Malaysia (SC)		Malaysia
State Bank of Vietnam		Vietnam
Bank of Israel		Israel
Monetary Authority of Singapore (MAS)		Singapore
People's Bank of China (PBC)		China

**Submitted via EDGAR*